                      -SECURITIES AND EXCHANGE COMMISSION-
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                        (Amendment No. _______________)*

                            JDS UNIPHASE CORPORATION
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK PAR VALUE $0.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   466125 10 1
                                   -----------
                                 (CUSIP Number)

                             Nicholas Unkovic, Esq.
                               Roya Hosseini, Esq.
                               GRAHAM & JAMES LLP
                                 600 Hansen Way
                            Palo Alto, CA 94304-1043
                                 (650) 843-3235
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  JULY 6, 1999
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.113d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, SEE the Notes).

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
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CUSIP No. 466125 10 1                             13D                Page   1  of    9   Pages
          -----------                                                     -----    -----
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
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   1)       Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

            The Furukawa Electric Co., Ltd. ("FEC")
            FEJ Holding Inc. ("FEJH")
            FEJ Sales Inc. ("FEJS")
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   2)       Check the Appropriate Box if a Member of a Group  (SEE Instructions)

                   (a) x
                   (b)
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   3)       SEC Use Only

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   4)       Source of Funds (See Instructions)

            WC, OO

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   5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

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   6)       Citizenship or Place of Organization

            Japan

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                           --------------------------------------------------------------------------------------------
         Number of              (7)      Sole Voting Power = 0
          Shares
                                       --------------------------------------------------------------------------------
       Beneficially             (8)      Shared Voting Power = 18,999,260
                                       --------------------------------------------------------------------------------
         Owned by               (9)      Sole Dispositive Power = 0
      Each Reporting
                                       --------------------------------------------------------------------------------
        Person with            (10)      Shared Dispositive Power = 18,999,260

                           --------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
   11)      Aggregate Amount Beneficially Owned by Each Reporting Person

            18,999,260


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   12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
            (SEE Instructions)

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   13)      Percent of Class Represented by Amount in Row (11)

            24%

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   14)      Type of Reporting Person (See Instructions)

            CO

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

ITEM 1    SECURITY AND ISSUER.

          The title of the class of the equity securities to which this statement relates is Common Stock, $0.001 per share, of JDS Uniphase Corporation (the "Issuer").

          The Issuer and the address of its principal executive offices are:
          JDS Uniphase Corporation
          163 Baypointe Parkway
          San Jose, CA 95134




ITEM 2    IDENTITY AND BACKGROUND.

          (a) - (c) and (f):

          FEC is a corporation organized and existing under the laws of Japan. The principal business address of FEC is 6-1, Marunochi 2-chome, Chiyoda-ku, Tokyo 100-8322, Japan. FEC is a diversified company engaged, directly or through its subsidiaries, in the manufacture and sale of electric wire and cable, nonferrous metals and related products, fiber optics related products and other products.

          FEJH and FEJS are Canadian corporations wholly owned by FEC and the record owners of the securities that are the subject of this Schedule 13D. Set forth below is information concerning the name, business address, and present principal occupation or employment of all of the present executive officers and directors of FEC, FEJH, and FEJS. Also provided are the names of each person controlling such corporations, if any, and each executive officer and director of any corporation or other person ultimately in control of such corporation, if any.

          FEJH and FEJS

          Name                Business Address              Present Principal Occupation or Employment
          ----                ----------------              ------------------------------------------
          FEJH and FEJS
          DIRECTOR            6-1, Marunouchi 2-Chome       Managing Director, FEC
          Jo Kubota           Chiyoda-Ku, Tokyo
                              100-8322, Japan

          PRESIDENT                  "                                  "
          Jo Kubota

          VICE PRESIDENT             "                       Manager, Finance and Accounting Dept.,
          Hideo Sakura                                       FEC

=============================================================================================================================
      NAME                                BUSINESS ADDRESS                          PRESENT PRINCIPAL OCCUPATION OR
                                                                                              EMPLOYMENT
=============================================================================================================================
FEC
CHAIRMAN                                  6-1, Marunouchi 2-Chome,                  Chairman/FEC
Kengo Tomomatsu                           Chiyoda-Ku, Tokyo
                                          100-8322, Japan
-----------------------------------------------------------------------------------------------------------------------------
PRESIDENT
Junnosuke Furukawa                                           "                      President/FEC
-----------------------------------------------------------------------------------------------------------------------------
VICE PRESIDENT
Takaharu Shibata                                             "                      Vice President/FEC
-----------------------------------------------------------------------------------------------------------------------------
SENIOR MANAGING DIRECTORS
Masaaki Noguchi                                              "                      Senior Managing Director/FEC
-----------------------------------------------------------------------------------------------------------------------------
Masashi Kato                                                 "                                         "
-----------------------------------------------------------------------------------------------------------------------------
Shiro Okuda                                                  "                                         "
-----------------------------------------------------------------------------------------------------------------------------
Hiroshi Ishihara                                             "                                         "
-----------------------------------------------------------------------------------------------------------------------------
MANAGING DIRECTORS
Jo Kubota                                                    "                      Managing Director/FEC
-----------------------------------------------------------------------------------------------------------------------------
Katsuhiko Okubo                                              "                                         "
-----------------------------------------------------------------------------------------------------------------------------
Masaei Numanami                                              "                                         "
-----------------------------------------------------------------------------------------------------------------------------
Shintaro Koizumi                                             "                                         "
-----------------------------------------------------------------------------------------------------------------------------
DIRECTORS                                 6-1, Marunouchi 2-Chome,                  Director/FEC
Akitaka Nakai                             Chiyoda-Ku, Tokyo                         President/Furukawa Co. Ltd.
                                          100-8370, Japan                           Industrial Cable Div./FEC
-----------------------------------------------------------------------------------------------------------------------------
Yoshihisa Katsuyama                       Hiratsuka Works/                          Director
                                          5-1-9 Higashi-yawata,                     General Manager
                                          Hiratsuka-City, Kanagawa                  Industrial Cable Div./FEC
                                          254-0016, Japan
-----------------------------------------------------------------------------------------------------------------------------
Takekazu Hanatani                         6-1, Marunouchi 2-Chome                   Deputy Director
                                          Chiyoda-Ku, Tokyo                         Deputy General Manager
                                          100-8322, Japan                           Sales and Marketing Div./FEC
-----------------------------------------------------------------------------------------------------------------------------
Takeshi Hisamori                                             "                      Director
                                                                                    Deputy General Manager
                                                                                    Copper Products Group/FEC
-----------------------------------------------------------------------------------------------------------------------------
Ikuo Shigemura                                               "                      Director
                                                                                    Deputy General Manager
                                                                                    Light Metals Group/FEC
-----------------------------------------------------------------------------------------------------------------------------
Mikio Moritani                                               "                      Director
                                                                                    General Manager
                                                                                    Bare Wire & Cable Div./FEC
-----------------------------------------------------------------------------------------------------------------------------
Yuichi Zuzuki                                                                       Director
                                                                                    Deputy General Manager
                                                                                    Research & Development Div./FEC
-----------------------------------------------------------------------------------------------------------------------------
Hiroshi Wada                              6-1, Marunouchi 2-Chome                   Director
                                          Chiyoda-Ku, Tokyo                         General Manager
                                          100-8322, Japan                           Personnel Dept./FEC
-----------------------------------------------------------------------------------------------------------------------------
Makoto Shimizu                                               "                      Director
                                                                                    General Manager
                                                                                    Automotive Products Div./FEC
-----------------------------------------------------------------------------------------------------------------------------
Kunihoro Matsubara                                           "                      Director
                                                                                    General Manager
                                                                                    Fitel Products Div./FEC
-----------------------------------------------------------------------------------------------------------------------------
Zensuke Iwata                             Shinagawa Works/                          Director
                                          4-13-14                                   General Manager
                                          Higashi-shinagawa                         Power Cable Div./FEC
                                          Shinagawa-Ku
                                          Tokyo 140-0002, Japan
-----------------------------------------------------------------------------------------------------------------------------
Takemasa Ide                              Kansai Branch/                            Director
                                          2-1-29 Doujimahama                        General Manager
                                          Kita-Ku                                   Kansai Branch/FEC
                                          Osaka 530-0004, Japan
-----------------------------------------------------------------------------------------------------------------------------
Osamu Sato                                6-1, Marunouchi 2-Chome                   Director
                                          Chiyoda-Ku, Tokyo                         General Manager
                                          100-8322, Japan                           Finance & Accounting Dept./FEC
-----------------------------------------------------------------------------------------------------------------------------
Kiyoshi Takeuchi                                             "                      Director
                                                                                    General Manager
                                                                                    Plant & Facilities Dept./FEC
=============================================================================================================================

                     (d) - (e)

                     During the last five years, neither FEC, nor any of the persons listed above, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



ITEM 3.              SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                     Pursuant to a Merger Agreement dated as of January 28, 1999 (the "Merger Agreement"), by and among Uniphase, 3506967 Canada, Inc., a wholly-owned subsidiary of Uniphase ("Exchangeco") and JDS Fitel, Inc. ("JDS"), Uniphase (through one or more subsidiaries) acquired 100 percent of the voting securities of JDS. Each holder of the JDS Common Shares who is a resident of Canada was entitled to elect to receive, at such holder's option, 0.50855 of an exchangeable non-voting share ("Exchangeable Shares") in the capital of Exchangeco or 0.50855 of a common share in the capital of Uniphase ("Uniphase Common Shares"), for each JDS Common Share held.

                     As a result of the transactions contemplated by the merger, FEC, as a former 47.6% shareholder of JDS (i.e. owner of 37,359,670 JDS Common Shares), through its Canadian subsidiaries FEJH and FEJS, acquired 18,999,260 Exchangeable Shares, representing approximately 24% of the aggregate outstanding Uniphase Common Shares and Exchangeable Shares taken together.

                     The Exchangeable Shares were issued by Exchangeco. The Exchangeable Shares are intended to be the economic equivalent to the Uniphase Common Shares. The Exchangeable Shares are exchangeable at any time at the option of the holder on a one-for-one basis, for Uniphase Common Shares. Holders of the Exchangeable Shares are able to exercise essentially the same voting rights with respect to Uniphase as they would have if they had exchanged their Exchangeable Shares for Uniphase Common Shares.

                     Uniphase has been renamed JDS Uniphase Corporation.

ITEM 4.              PURPOSE OF TRANSACTION.

                     As a result of the transactions contemplated by the merger, FEC, as a former 47.6% shareholder of JDS (i.e. owner of 37,359,670 JDS Common Shares), through FEJH and FEJS, acquired 18,999,260 Exchangeable Shares, representing approximately 24% of the aggregate outstanding Uniphase Common Shares and Exchangeable Shares taken together.

                     FEC, through FEJH and FEJS, acquired the Issuer's stock for investment purposes. However, FEC does not now intend to acquire additional Uniphase Common Shares or Exchangeable Shares.

                     FEC intends to review its equity interest in the Issuer on a continuing basis. Depending on an evaluation of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Exchangeable Shares and Uniphase Commons Shares, availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), and subject to the provisions of the Furukawa Support Agreement (the "Support Agreement") and the Registration Rights Agreement described below, FEC may acquire additional shares, dispose of any or all of their shares at any time or maintain their position at the current level. Subject to applicable securities law, any additional purchases or sales may be made in the open market or in privately negotiated transactions.

                     (a) - (d) are inapplicable.

                     Except as set forth above, FEC has no present plans or intentions which would result in or relate to any of the transactions required to be described in subparagraphs
                     (e) through (j) of Item 4 of Schedule 13D, although
                     FEC may, depending on the factors set forth above, and other considerations, determine to pursue one or more such transactions.

Item 5.              INTEREST IN SECURITIES OF THE ISSUER.

                     (a) - (b)
                     FEC, through FEJH and FEJS, owns 18,999,260 of Exchangable Shares, which represents approximately 24% of the aggregate outstanding Uniphase Common Shares and Exchangeable Shares taken together. Such Exchangeable Shares are economically equivalent to the Uniphase Common Shares. The Exchangeable Shares are exchangeable at any time at the option of the holder on a one-for-one basis, for Uniphase Common Shares. Uniphase Common Stock has a par value of $0.001 per share. To the best knowledge of FEC, none of the directors or executive officers of FEC listed in Item 2 beneficially own any Common Stock of the Issuer. FEC, through FEJH and
                     FEJS, has the shared power to vote and dispose of all 18,999,260 shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                     Pursuant to the Support Agreement dated January 28,
                     1999, as amended and restated as of April 29, 1999, by and among FEC, Uniphase, Exchangeco and JDS a copy of which is filed as an exhibit hereto and incorporated herein by reference, FEC has agreed that neither it nor any of its affiliates shall, without the prior written consent of Uniphase, transfer, directly or indirectly, after the Effective Date, Exchangeable Shares or
                     Uniphase Common Shares
                     representing 10% or more of the total combined voting power of the then outstanding Exchangeable Shares and Uniphase Common Shares, taken together, to any one Person that is
                     (i) a Uniphase competitor as described in Uniphase's most recent Form 10-K or any subsequent filing made by Uniphase with the SEC; or (ii) a Person, who directly or indirectly, has either (A) previously sought to acquire a controlling interest (being 50% of the combined voting power) in a publicly traded corporation through a hostile tender offer or other structure not approved by the board of directors of the target corporation, and who Uniphase reasonably determines, based upon credible external information, intends to make such a hostile bid to acquire a controlling interest in Uniphase; or (B) publicly disclosed an intention to acquire, directly or indirectly, any combination of Uniphase Common Shares and Exchangeable Shares representing more than 50% of the total combined voting power of Uniphase Common Shares and Exchangeable Shares then outstanding, taken together.

                     Also, in the Support Agreement, Uniphase and Exchangeco have agreed that, notwithstanding the terms and conditions of the Exchangeable Shares and provided that FEC owns at least 992,372 Exchangeable Shares, the date, if any, established by the board of directors of Exchangeco for the redemption by Exchangeco of the Exchangeable Shares shall not be established as any date earlier than March 31, 2014 and Exchangeco will not voluntarily initiate, or consent to the initiation of, any liquidation, dissolution or winding-up of Exchangeco or other distribution of its assets among its shareholders for the purpose of winding-up of its affairs, in each case without the prior written consent of FEC.

                     The Support Agreement provides that it will be terminated upon the date which is 10 years after July 6, 1999, subject to earlier termination by FEC or Uniphase in the event the members of the FEC group of companies own, in the aggregate, either more than 50% or less than 10% of the total combined voting power of all outstanding Uniphase Common Shares.

                     Pursuant to the Registration Rights Agreement, dated July 6, 1999, by and among the Issuer, Exchangeco, FEJH and FEJS, a copy of which is filed as an exhibit hereto and incorporated herein by reference, upon request and in specified circumstances, Uniphase or Exchangeco, as the case may be, will register or qualify Uniphase Common Shares or Exchangeable Shares held by FEJH or FEJS (or its permitted transferees) under United States securities laws (with respect to the Uniphase Common Shares) or Canadian securities laws (with respect to the Exchangeable Shares) in order to facilitate the sale of such shares.

                     The Registration Rights Agreement restricts the number of times registration or qualification may be requested to once per twelve-month period and to a total of five times. The Registration Rights Agreement also provides FEJH and FEJS with certain rights to have its or their Uniphase Common Shares or Exchangeable Shares registered or qualified when JDS Uniphase or Exchangeco, as the case may be, effects a registration or qualification of its shares. The rights provided in the Registration Rights Agreement expire upon the earlier of 10 years from the date of the agreement or, with respect to FEJH or FEJS or a particular transferee, when that shareholder holds less than 1% of the outstanding Uniphase Common Shares and Exchangeable Shares then outstanding, taken together.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS.

                     99.1  FEC Support Agreement.
                     99.2  Registration Rights Agreement.



SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 14, 1999

THE FURUKAWA ELECTRIC CO., LTD.
by
/S/ Osamu Sato
-------------------------------

Osamu Sato
-------------------------------
Name

General Manager / Finance and Accounting Department
---------------------------------------------------
Title